Exhibit 12.1

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Income from continuing operations	$10,838	$15,118	$14,601	$10,718	$2,451
Add:
Fixed charges	16,867	13,696	10,021	6,975	6,526
Capitalized interest	—	(557)	(300)	(303)	(232)

Total Earnings	$27,705	$28,257	$24,322	$17,390	$8,745

Fixed Charges
Add:
Interest expensed	$16,777	$13,053	$9,639	$6,591	$6,214
Capitalized interest	—	557	300	303	232
Estimate of the interest within rental expense	90	86	82	81	80

Total Fixed Charges	16,867	13,696	10,021	6,975	6,526
Preferred stock dividends	1,961	3,565	3,565	3,565	3,565
Redemption of preferred stock	1,767	—	—	—	—

Combined Fixed Charges, Preferred Stock Dividends and Redemption of Preferred Stock	$20,595	$17,261	$13,586	$10,540	$10,091

Ratio of Earnings to Fixed Charges, Preferred Stock Dividends and Redemption of Preferred Stock	1.35	1.64	1.79	1.65	0.87